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                                                          SEC FILE NUMBER
                                                             001-31443
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                                                           CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One);   [X] Form 10-K   [ ] Form 20-F    [ ] Form 11-K
               [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended:  DECEMBER 31, 2004
                        --------------------------------------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ------------------------------------------

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  Read Instruction (on back page) Before Preparing From. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      N/A

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PART I -- REGISTRANT INFORMATION

HAWAIIAN HOLDINGS, INC.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

12730 HIGH BLUFF DRIVE, SUITE 180
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Address of Principal Executive Office (Street and Number)

SAN DIEGO, CA 92130
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|  (a)  The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PLEASE SEE ATTACHMENT #1 FOR THE RESPONSE TO THIS QUESTION.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    RICHARD GOLDBERG, ESQ.                     (212)        698-8740
    ---------------------------------------  ---------   ---------------
    (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                        Yes [ ]   No [X]

    PLEASE SEE ATTACHMENT #2 FOR A LIST OF REPORTS IN RESPONSE TO THIS QUESTION.
    ----------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes  [X]   No  [ ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    PLEASE SEE ATTACHMENT #3 FOR AN EXPLANATION IN RESPONSE TO THIS QUESTION.
    -------------------------------------------------------------------------

                             HAWAIIAN HOLDINGS, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date     MARCH  16, 2005   By: /s/ Randall L. Jenson
             -----------------     --------------------------------------------
                               Name:  RANDALL L. JENSON
                               Title: VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
    Rules and Relations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
    Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
    General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of
    Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or supply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (ss.
    232.13(b) of this chapter).

                                       2

ATTACHMENT NO. 1 TO PART III

On March 21, 2003, Hawaiian Airlines, Inc. ("Hawaiian"), the Registrant's sole operating subsidiary, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Registrant did not file for relief under Chapter 11 of the Bankruptcy Code. Hawaiian has continued to operate its business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court, and since
May 30, 2003, under the supervision of the Chapter 11 trustee appointed to operate Hawaiian's business. The appointment of the trustee effectively served to divest operational and financial control of Hawaiian from the officers and directors of the Registrant and severed the availability of funds needed by the
Registrant to support its efforts to meet its ongoing obligations, including its reporting requirements under the Securities Exchange Act of 1934.

Following the conclusion of a confirmation hearing held by the Bankruptcy Court on March 10 and 11, 2005, the Bankruptcy Court concluded that all of the requirements for confirmation of a plan of reorganization had been met and that findings of fact and conclusions of law and an order would be entered following ratification of the proposed agreements with Hawaiian's labor unions. In connection with the anticipated emergence of Hawaiian from bankruptcy on or about April 1, 2005, the Registrant is preparing to file all of its outstanding reports, including those not filed during the preceding twelve months which are listed in the response to Part IV, Item 2 of this Form 12b-25. In light of this undertaking, a substantial amount of time and effort is being expended by the
Registrant and its advisors in preparing these reports and additional time is required to ensure the accuracy and completeness of the reporting.

ATTACHMENT NO. 2 TO PART IV, ITEM 2

The following is a list of other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months that were not filed by the
Registrant:

Form 10-Q for the period ended 9/30/04;

Form 10-Q for the period ended 6/30/04;

Form 10-Q for the period ended 3/31/04; and

Form 10-K for the period ended 12/31/03.

ATTACHMENT NO. 3 TO PART IV, ITEM 3

In light of the bankruptcy proceedings involving Hawaiian as described in
Attachment No. 1 to this Form 12b-25, effective as of April 1, 2003, the
Registrant deconsolidated Hawaiian for financial reporting purposes. As a result, the Registrant's financial results include the consolidated results of the Registrant and Hawaiian for all of 2002 and the first quarter of 2003, and the Registrant's stand-alone deconsolidated results for the last three quarters of 2003 and all of 2004. For financial reporting purposes, the Registrant currently is, and has been throughout 2004, a holding company with no business operations or properties. This has resulted in historical operating results that are not comparable on a year-to-year basis, and therefore, will result in a significant change in the results of operations to be reported in the
Registrant's Form 10-K for 2003 as compared to the results to be included in the
Registrant's Form 10-K for 2004.

                                       3